UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

                                  Capital Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   140920 10 9
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                                 (CUSIP Number)

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7070
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 (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)


                                  July 15, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



613421.1

---------------------
CUSIP No. 140920 10 9           SCHEDULE 13D
---------------------


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CalREIT Investors Limited Partnership
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  /  /
                                                                    (b)  /  /
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         /  /
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Illinois

-------------------------------------------------------------------------------
               7    SOLE VOTING POWER
                         0
NUMBER OF      ----------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY             0
OWNED BY EACH  ----------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH              0
               ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
              0

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

613421.1

---------------------
CUSIP No. 140920 10 9            SCHEDULE 13D
---------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Zell General Partnership, Inc.
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /   /
                                                                     (b) /   /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           /  /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Illinois
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                           0
NUMBER OF        --------------------------------------------------------------
SHARES           8   SHARED VOTING POWER
BENEFICIALLY               0
OWNED BY EACH    --------------------------------------------------------------
REPORTING        9   SOLE DISPOSITIVE POWER
PERSON WITH                0
                 --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

613421.1

---------------------
CUSIP No. 140920 10 9           SCHEDULE 13D
---------------------


-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samuel Zell
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /   /
                                                                      (b) /   /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*


-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          /   /

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
-------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
                          0
NUMBER OF        --------------------------------------------------------------
SHARES           8   SHARED VOTING POWER
BENEFICIALLY              0
OWNED BY EACH    --------------------------------------------------------------
REPORTING        9   SOLE DISPOSITIVE POWER
PERSON WITH               0
                 --------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER
                          0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /  /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


613421.1

---------------------
CUSIP No. 140920 10 9            SCHEDULE 13D
---------------------

     This Amendment No.1 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), amends and supplements the original Schedule 13D, dated January 3, 1997 (the "Original Schedule 13D"), which was originally filed with the Securities and Exchange Commission (the "SEC") on January 13, 1997 on behalf of CalREIT Investors Limited Partnership, Zell General Partnership, Inc. and Mr. Samuel Zell (the "Reporting Persons") with respect to the ownership of common shares of beneficial interest, $1.00 par value (which shares were reclassified on July 15, 1997 as class A common shares of beneficial interest, $1.00 par value) ("Common Shares"), of California Real Estate Investment Trust (renamed as Capital Trust on July 15, 1997), a California business trust. This Amendment No. 1 reports the termination of any further obligation of Reporting Persons to report on Schedule 13D with respect to the beneficial ownership of Common Shares reported in the Original Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

     (a) As a result of the sale transaction discussed below in paragraph (c) of this Item 5, the Reporting Persons do not beneficially own any Common Shares other than the Common Shares that the Reporting Persons may be deemed to beneficially own through CalREIT LP's ownership interest in Veqtor (as defined below in paragraph (c) of this Item 5) which beneficial ownership will be the subject of a Schedule 13D filing in accordance with Rule 13d-1(a) under the Exchange Act (the "New Schedule 13D").

          (c) During the sixty days prior to the date hereof, the Reporting Persons effected no transactions in the Common Shares other than the following transaction. On July 15, 1997, CalREIT LP sold its entire ownership position of 6,959,593 Common Shares to Veqtor Finance Company, LLC, a Delaware limited liability company ("Veqtor"), in a privately negotiated transaction. Pursuant to the terms of a Common Share Purchase Agreement, dated as of July 15, 1997, the purchase price paid by Veqtor was $20,222,011 (approximately $2.91 per share).

     (e) On July 15, 1997, the Reporting Persons ceased to be a beneficial owner of more than 5% of the Common Shares, thereby terminating any future obligation of the Reporting Persons to report on Schedule 13D with respect to beneficial ownership of the Common Shares (other than with respect to the Common Shares to be the subject of the New Schedule 13D).


613421.1

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 17, 1997



                                        CalREIT Investors Limited Partnership

                                        By:  Zell General Partner, Inc.
                                               its general partner

                                             By:  /s/ Donald L. Liebentritt
                                                  ----------------------------
                                                  Name:  Donald L. Liebentritt
                                                  Title:  Vice President


                                        Zell General Partnership, Inc.

                                        By:  /s/ Donald L. Liebentritt
                                             ---------------------------------
                                             Name:  Donald L. Liebentritt
                                             Title:  Vice President

                                        Samuel Zell

                                              /s/ Samuel Zell
                                        --------------------------------------
                                              Samuel Zell


613421.1